                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

              ___________________________________________________

                                   FORM 11-K


[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
     1934

For the year ended December 31, 1999

[  ] OR TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ACT OF 1934

For the transition period from ____________________ to ____________________

                       Commission file number 333-62773

A. Full title of the plan and the address of the plan, if different from that of the issuer named below.

           ITC/\DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                   ITC/\DeltaCom, Inc.
                   1791 O.G. Skinner Drive
                   West Point, Georgia 31833

EXHIBITS



   Exhibit
   Number                             Description of Exhibit
  ---------                          ------------------------

      1 Consent of Arthur Andersen LLP, Independent Accountants. Filed herewith.


The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934,
--------
the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         ITC/\DeltaCom, Inc.
                         Employee Profit Sharing and 401(k) Plan

                         By: ITC/\DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan Administrative Committee
                              (Plan Administrator)


Dated:  June 28, 2000    By: /s/ J. Thomas Mullis
                             --------------------
                             J. Thomas Mullis
                             Authorized Signatory

ITC/\DeltaCom, Inc.
Employee Profit Sharing and 401(k) Plan


Financial Statements and Schedule
as of December 31, 1999 and 1998
Together With Auditors' Report

                              ITC/\DELTACOM, INC.

                    EMPLOYEE PROFIT SHARING AND 401(k) PLAN


                       FINANCIAL STATEMENTS AND SCHEDULE

                          DECEMBER 31, 1999 AND 1998



                               TABLE OF CONTENTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS

     Statements of Net Assets Available for Plan Benefits--December 31, 1999 and 1998

     Statements of Changes in Net Assets Available for Plan Benefits for the Years Ended December 31, 1999 and 1998

NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

SCHEDULE SUPPORTING FINANCIAL STATEMENTS

     Schedule I: Schedule H, Line 4i--Schedule of Assets Held for Investment Purposes--December 31, 1999

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the ITC/\DeltaCom, Inc. Employee
Profit Sharing and 401(k) Plan Committee:

We have audited the accompanying statements of net assets available for plan benefits of ITC/\DELTACOM, INC. EMPLOYEE PROFIT SHARING AND 401(k) Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedule referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998 and the changes in its net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Atlanta, Georgia
June 26, 2000

                              ITC/\DELTACOM, INC.

                    EMPLOYEE PROFIT SHARING AND 401(k) PLAN


             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                          DECEMBER 31, 1999 AND 1998




                                                        1999              1998
                                                       ------            ------
ASSETS:
 Investments                                          $12,050,584       $6,316,997
 Participant receivable                                     1,221                0
 Cash                                                      58,845           13,444
                                                      -----------       ----------
       Total assets                                    12,110,650        6,330,441

LIABILITIES:
 Accounts payable                                           2,619                0
                                                      -----------       ----------
NET ASSETS AVAILABLE FOR PLAN BENEFITS                $12,108,031       $6,330,441
                                                      ===========       ==========



         The accompany notes are an integral part of these statements.

                              ITC/\DELTACOM, INC.

                    EMPLOYEE PROFIT SHARING AND 401(k) PLAN


        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998




                                                                             1999               1998
                                                                            ------             -------
ADDITIONS:
 Contributions:
   Participant                                                             $ 1,858,587        $1,046,632
   Employer                                                                    899,136           542,041
   Rollovers                                                                   535,445           460,005
                                                                           -----------        ----------
       Total contributions                                                   3,293,168         2,048,678
                                                                           -----------        ----------
 Investment income:
   Net appreciation in fair market value of investments                      2,885,561           419,342
   Interest                                                                      5,466             4,462
                                                                           -----------        ----------
       Total investment income                                               2,891,027           423,804
                                                                           -----------        ----------
 Transfer in from DeltaCom Plan (Note 3)                                             0         3,316,170
                                                                           -----------        ----------
       Total additions                                                       6,184,195         5,788,652

DEDUCTIONS:
 Benefits paid to participants                                                (397,871)         (455,002)
 Premium payments on cash surrender policy                                      (8,734)           (9,701)
                                                                           -----------        ----------
NET INCREASE                                                                 5,777,590         5,323,949

NET ASSETS AVAILABLE FOR PLAN BENEFITS:
 Beginning of year                                                           6,330,441         1,006,492
                                                                           -----------        ----------
 End of year                                                               $12,108,031        $6,330,441
                                                                           ===========        ==========



       The accompanying notes are an integral part of these statements.

                              ITC/\DELTACOM, INC.

                    EMPLOYEE PROFIT SHARING AND 401(k) PLAN


                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULE

                          DECEMBER 31, 1999 AND 1998


1.  PLAN DESCRIPTION

    The following description provides only general information related to the ITC/\DeltaCom, Inc. Employee Profit Sharing and 401(k) Plan (the "Plan"). Participants should refer to the plan document for a more complete description of the Plan's provisions.

    General

    The Plan is a defined contribution employee savings plan established effective March 1, 1995 under the provisions of Section 401(a) of the Internal Revenue Code ("IRC"), which includes a qualified cash or deferred arrangement as described in Section 401(k) of the IRC. Effective January 1, 1998, the ITC/\DeltaCom, Inc. Profit Sharing and 401(k) Plan was amended and restated as the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

    The Plan is administered by the ITC/\DeltaCom Employee Profit Sharing and 401(k) Plan Committee (the "Plan Administrator") and is sponsored by ITC/\DeltaCom, Inc. (the "Company"). Nationwide Life Insurance Company ("Nationwide") and Frontier Trust serve as custodian and trustee of the Plan, respectively. J. C. Bradford was appointed as custodian for the company stock.

    Effective January 1, 1999, the Company adopted Statement of Position ("SOP") 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters." SOP 99-3 establishes new disclosure requirements for defined contribution plans.

    Effective July 1, 1999, Interstate FiberNet, Inc., a wholly owned subsidiary of the Company, purchased AvData Systems, Inc. As a result of this acquisition, the former participants of the AvData Systems, Inc. Retirement Plan became eligible to participate in the Plan effective July 1, 1999.

    Eligibility

    All employees of the Company who have completed six months of service, as defined by the Plan, are eligible to participate in the Plan. Participation may begin on the January 1, April 1, July 1, or October 1 coinciding with or following the date on which the eligibility requirements are met.

    Contributions

    Participants may elect to contribute up to 15% of their compensation, as defined by the Plan, subject to certain limitations under the IRC. Participants may elect to change their deferral rate on a quarterly basis. The Company provided for a matching contribution equal to 100% of the first 2% of salary deferred and 50% of the next 4% of salary deferred by each participant for the years ended December 31, 1999 and 1998. The Company may also elect to make a discretionary profit-sharing contribution, as determined by the Company's board of directors, at the end of each plan year. A participant must be an active employee on the last day of the plan year and have completed 500 hours of service during the plan year to receive a profit-sharing contribution. Profit-sharing contributions are allocated to eligible participants based on relative compensation.

Vesting

Participants are fully vested in their contributions and the earnings thereon. Participants' rights to amounts contributed to the Plan by the Company vest over a five-year period, as follows:

                                               Vested
                                             Percentage
                                             ----------
                  Years of service:
                    Less than two                  0%
                    Two                           40
                    Three                         60
                    Four                          80
                    Five                         100

Full credit was given to participants for service prior to plan inception. The Plan provides that participants become 100% vested when they reach age 65 with five years of service, become totally disabled, or in the event of death.

Forfeitures

At December 31, 1999 and 1998, forfeited nonvested accounts totaled $14,558 and $43,114, respectively. These accounts will be used to reduce future employer contributions. For the year ended December 31, 1999, the Company utilized $46,785 in forfeitures to reduce employer contributions. Forfeited nonvested balances are invested in the Nationwide Money Market account until utilized.

Benefits

Upon discontinuance of service due to termination of employment, retirement (age 65 with five years of service), early retirement (age 55 or older with five years of service), death, or disability, a participant or his/her beneficiary may elect to receive the value of the vested interest in his/her account. The participant may elect to receive a lump-sum distribution or to roll over his/her vested interest into a qualified plan.

In-service withdrawals are allowed upon reaching age 59 1/2 or for financial hardship, as defined by the Plan.

Participant Accounts

Each participant account is credited with the participant's contributions, related company matching, and discretionary profit-sharing contributions as well as the participant's share of the Plan's investment income and related administrative expenses. Allocations of income and expenses are based on the proportion that each participant's account balance is to the total of all participant account balances.

Investment Options

Plan participants may direct their contributions and any related earnings into common stock of the Company or any of the following investment fund options offered by Nationwide through (i) the Nationwide Qualified Plans Variable Account, a separate account, and (ii) a guaranteed interest contract. Under the terms of the Plan, employer matching and discretionary profit-sharing contributions are invested in accordance with participants' elections for their contributions. Changes in investment elections and transfers may be made on a daily basis. A description of each investment option is provided below:

     Fixed Fund

       Nationwide Virtuoso I Fund--An interest contract guaranteed by Nationwide. The rate of return is adjusted quarterly based on the five-year Treasury note yield, less 1.2%.

     Bond Funds

       Benham Short-Term Government Fund--The underlying assets of this fund are shares of a mutual fund that invests primarily in obligations of the United States government and its agencies with the objective of providing current income.

       Oppenheimer Bond Fund--The underlying assets of this fund are shares of a mutual fund that invests in high-yield, fixed-income securities with the primary objective of providing a high level of current income and a secondary objective of capital growth.

       Warburg Pincus Global Fixed-Income Fund--The underlying assets of this fund are shares of a mutual fund that invests primarily in government and corporate debt securities with the objective of maximum total return consistent with prudent investment management.

     Asset Allocation Funds

       Fidelity Asset Manager Fund--The underlying assets of this fund are shares of a mutual fund that invests in stocks, bonds, and short-term instruments with the objective of achieving high total return with reduced long-term risk.

       Fidelity Puritan Fund--The underlying assets of this fund are shares of a mutual fund that invests in common and preferred stocks as well as bonds with the objective of achieving high income while preserving and maintaining capital.

       Fidelity Advisor High-Yield Fund T--The underlying assets of this fund are shares of a mutual fund that invests primarily in income-producing equity securities and high-yielding, fixed-income, and zero coupon securities with the objective of high income and the potential for capital gains.

     Growth and Income Funds

       Dreyfus S&P 500 Index Fund--The underlying assets of this fund are shares of a mutual fund that invests primarily in equity securities with the objective of producing results that correspond to the price and yield performance of publicly traded common stocks in aggregate, as represented by the Standard & Poor's 500 Composite Stock Price Index ("S&P 500").

       Fidelity VIP Equity-Income Portfolio--The underlying assets of this fund are shares of a mutual fund that invests primarily in income-producing equity securities with the objective of achieving a return in excess of the composite yield of the S&P 500.

       Nationwide Fund D (New in 1999)--The underlying assets of this fund are shares of a mutual fund that invests primarily in domestic common stocks with the objectives of providing current income and achieving capital appreciation.

       Neuberger & Berman Guardian Fund--The underlying assets of this fund are shares of a mutual fund that invests in stocks of established companies considered to be undervalued with the objective of long-term capital growth.

     Growth Funds

       Fidelity Magellan Fund--The underlying assets of this fund are shares of a mutual fund that invests in foreign and domestic common stocks and convertible securities as well as debt securities with the objective of achieving capital appreciation.

       Janus Fund (new in 1999)--The underlying assets of this fund are shares of a mutual fund that invests primarily in common stocks of companies with large market capitalizations with the objective of achieving long-term capital growth.

       Janus Twenty Fund (new in 1999)--The underlying assets of this fund are shares of a mutual fund that invests in stocks of companies with future growth potential, which may not be currently recognized by the market, with the objective of achieving capital appreciation while preserving capital.

       Morgan Stanley Real Estate Fund--The underlying assets of this fund are shares of a mutual fund that invests in securities of companies operating in the real estate industry. This fund may invest in equity securities, convertible securities, nonconvertible preferred securities, and debt securities with the primary goal of long-term capital growth.

       Neuberger & Berman Partners Fund--The underlying assets of this fund are shares of a mutual fund that invests primarily in common stocks with the objective of capital growth.

     International Equity Funds

       Templeton Foreign Fund--The underlying assets of this fund are shares of a mutual fund that invests in stock and debt obligations of companies and governments outside the United States with the objective of achieving capital growth.

       Janus Worldwide Fund--The underlying assets of this fund are shares of a mutual fund that invests in common stocks of domestic and foreign companies with the objective of achieving long-term capital growth.

     Aggressive Growth Funds

       Oppenheimer Global Fund A--The underlying assets of this fund are shares of a mutual fund that invests in stocks and convertible securities of corporations with a global approach with the objective of achieving long-term capital appreciation.

       Twentieth Century Ultra Fund--The underlying assets of this fund are shares of a mutual fund that invests in common stocks with perceived better-than-average prospects for growth with the objective of achieving long-term capital growth.

       NSAT Small Company Fund--The underlying assets of this fund are shares of a mutual fund that invests in equity securities of small capitalization companies with the goal of long-term capital growth.

     Company Stock

       ITC/\DeltaCom Common Stock Fund--The underlying assets of this fund are primarily shares of the Company's common stock held in the trustee's name. The Company provides integrated telecommunications services to mid-sized and major regional business in the southern United States.

The stated objectives of these funds are not necessarily indicators of actual performance.

Loans to Participants

Effective October 1, 1999, the Plan was amended to allow participants to borrow the lesser of $50,000 or 50% of their vested account balances, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over periods ranging up to five years. The interest rate is determined by the Plan Administrator based on the prevailing market conditions and is fixed over the life of the note.

    Plan Termination

    Although the Company intends that the Plan be permanent, the Company reserves the right to terminate the Plan subject to the provisions of ERISA at any time. Upon termination of the Plan, participants will become fully vested in their account balances.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    Basis of Accounting

    The accompanying financial statements are prepared on the accrual basis of accounting.

    Use of Estimates

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from those estimates.

    Investment Valuation

    Investments in the Nationwide Qualified Plans Variable Account are stated at fair value as determined by the custodian based on the values of the underlying mutual funds. The Plan's Nationwide Virtuoso I Fund, a fully benefit-responsive investment contract, is reported at contract value, which approximates fair value, as of December 31, 1999 and 1998. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Nationwide maintains the contributions in a general account. The account is credited with the earnings on the underlying investments and is charged for participant withdrawals and administrative expenses. The crediting interest rate was 4.7% and 3.7% at December 31, 1999 and 1998, respectively, and the yield was 4.1% for the years ended December 31, 1999 and 1998. Crediting interest rates are reset quarterly based on the five-year Treasury note yield, less 1.2%. Investment in company stock is stated at market value, based upon quoted market price. Participant loans are stated at contract value.

    Net Appreciation (Depreciation) in Fair Market Value of Investments

    The Plan presents in the statements of changes in net assets available for plan benefits the net appreciation (depreciation) in the fair market value of investments, which consist of the realized gains and losses and the unrealized appreciation and depreciation on those investments.

    Administrative Expenses

    All administrative expenses of the Plan are paid by the Company, with the exception of the asset management fee imputed on plan assets of the Nationwide pooled separate account and the withdrawal fee charged on withdrawals from the Nationwide Virtuoso I Fund.

3.  MERGER OF DELTACOM, INC. 401(k) PROFIT SHARING PLAN

    Effective January 1, 1998, the DeltaCom, Inc. 401(k) Profit Sharing Plan (the "DeltaCom Plan") merged with and into the Plan. Accordingly, DeltaCom Plan assets of approximately $3,316,000 became assets of the Plan, and participants of the DeltaCom Plan became eligible to participate in the Plan.

    The DeltaCom Plan provided for an investment option that allowed participants to purchase life insurance. The participants electing to contribute to this investment option in the DeltaCom Plan have been allowed to maintain the life insurance policies in the Plan; however, the life insurance investment option is not available to any other participants.

4.  INVESTMENTS

    The fair market values of individual investments that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998 are as follows:

                                                                  1999             1998
                                                                 ------           ------

Nationwide Life Insurance Company, Nationwide
 Qualified Plans Variable Account, separate account            $8,380,371       $4,586,602
ITC/\DeltaCom, Inc. common stock                                3,362,321        1,563,806

During the year ended December 31, 1999, the Plan's investments appreciated in fair value as follows:

Separate account                                                    $1,545,927
Common stock                                                         1,337,042
Money market account                                                     2,592
                                                                    ----------
                                                                    $2,885,561

5.  TAX STATUS

    The Plan received a determination in a letter dated February 18, 2000 from the Internal Revenue Service which states the Plan, as amended through July 27, 1999, is in compliance with Section 401(a) and applicable subsections of
    Section 410(b) of the IRC as of that date. Therefore, the Plan Administrator believes the Plan was qualified and the related trust was tax-exempt for the years ended December 31, 1999 and 1998.

6.  RECONCILIATION TO THE FORM 5500

    The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1999:

         Benefits paid to participants per the financial statements               $397,871
         Add amounts currently payable at December 31, 1999                         18,911
                                                                                ----------
         Benefits paid to participants per the Form 5500                          $416,782

    Amounts currently payable to or for participants, dependents, and beneficiaries are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 1999 but not yet paid as of that date.

7.  SUBSEQUENT EVENT

    The Company entered into a definitive merger agreement with Bay Data Resources, Inc. effective May 1, 2000. At that date, participants of the Bay Data Resources, Inc. Retirement Plan became immediately eligible to participate in the Plan. Plan assets of the Bay Data Resources, Inc. Retirement Plan will be transferred into the Plan as a result of this merger.

                                                                      SCHEDULE 1


                               ITC/\DELTACOM, INC.

                    EMPLOYEE PROFIT SHARING AND 401(k) PLAN


     SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                               DECEMBER 31, 1999




       Identity of Issuer, Borrower,                   Description of Investment, Including Maturity Date,             Current
          Lessor, or Similar Party                   Rate of Interest, Collateral, and Par or Maturity Value            Value
-------------------------------------------          -------------------------------------------------------          ----------
*    NATIONWIDE LIFE INSURANCE COMPANY           Guaranteed interest account, variable rate                           $   142,906
                                                 Nationwide Qualified Plans Variable Account, separate account,         8,380,371
                                                   3,059,107 units

*    ITC/\DELTACOM, INC.                         ITC/\DeltaCom, Inc. common stock, 121,713 shares                       3,362,321

     NORTHWESTERN MUTUAL LIFE INSURANCE COMPANY  Cash surrender value of life insurance policies                           42,216

*    THE PLAN                                    Participant loans (average interest rate at 10.25%)                      122,770
                                                                                                                      -----------
     Total investments                                                                                                $12,050,584



                       *Represents a party in interest.

         The accompanying notes are an integral part of this schedule.